

Karlis Ozols · 3rd

Sr. Cyber Engineer - Professional Services at Forcepoint

Cedar Park, Texas, United States · Contact info

323 connections

Forcepoint

University of Reading

Experience

Forcepoint
7 yrs 6 mos

Sr. Cyber Engineer - Data Security & User Activity Monitoring
Aug 2021 – Present · 4 mos
Austin, Texas, United States

Technical Support Engineer IV - Data Security & Insider Threat
Jan 2019 – Aug 2021 · 2 yrs 8 mos
Austin, Texas, United States

Technical Support Engineer III - Data Security & Insider Threat
Aug 2016 – Jan 2019 · 2 yrs 6 mos
Austin, Texas, United States

Sr. Technical Support Engineer - Data Security
May 2016 – Aug 2016 · 4 mos
Austin, Texas, United States

Technical Support Engineer - Data Security
Jun 2014 – May 2016 · 2 yrs
Austin, Texas, United States

Engineer
Boffins Thames Valley Ltd
Jun 2010 – Oct 2012 · 2 yrs 5 mos
United Kingdom

Technical Engineer
XMA Ltd
Feb 2007 – Jun 2010 · 3 yrs 5 mos
United Kingdom

Education

University of Reading
Bachelor of Science with Honours B.Sc. (Hons), Chemistry

Licenses & certifications

ENGRI1280x: Wiretaps to Big Data: Privacy and Surveillance in the Age of Interconnection
edX
Issued May 2014 · No Expiration Date

Issued May 2014 · No Expiration Date
Credential ID a3bea28dca994bc99a365b4e5d14766e

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ET3034TUx: Solar Energy
edX
Issued Dec 2013 · No Expiration Date
Credential ID 7fcaf802fa364629bd2b0bbb6ea01244

See credential

Microsoft Certified Solutions Associate MCSA Windows Server 2012
Microsoft
Issued Sep 2013 · No Expiration Date
Credential ID E383-8247

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Volunteer experience

Skywarn Spotter
National Weather Service
Jan 2020 – Present • 1 yr 11 mos
Science and Technology